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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                                                                             ------------------------------
[ ] Check this box if no                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number:        3235-0287
    longer subject to                                                                                  Expires:    January 31, 2005
    Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    or Form 5 obligations      Section 17(a) of the Public Utility Holding Company Act of 1935 or      hours per response.......0.5
    may continue. See                  Section 30(h) of the Investment Company Act of 1940            ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               Cosi, Inc.  COSI                                       (Check all applicable)
    Gleacher, Eric (Corrected Form 4)                                                        [X] Director        [ ] 10% Owner
    ------------------------------------    -----------------------------------------------  [ ] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification     4. Statement for                 title             below)
                                               Number of Reporting          Month/Day/Year                below)
                                               Person, if an entity
                                               (Voluntary)                  12/04/02
    153 E. 53rd Street                                                                        --------------------------------------
    ------------------------------------                                 -----------------------------------------------------------
                  (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                            Date of                 (Check Applicable Line)
                                                                            Original         [X] Form filed by One Reporting Person
    New York, New York           10022                                      (Month/Day/Year) [ ] Form filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)                                      12/05/02

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans- 2A. Deemed 3. Transaction  4. Securities Acquired (A)  5. Amount of    6. Ownership   7. Nature of
   (Instr. 3)            action     Execu-    Code (Instr.    or Disposed of (D)          Securities      Form:          Indirect
                         Date       tion      8)              (Instr. 3, 4 and 5)         Beneficially    Direct (D)     Beneficial
                                    Date,                                                 Owned           or Indirect    Ownership
                                    if any                                                Following       (I)            (Instr. 4)
                                                                                          Reported        (Instr. 4)
                         (Month/    (Month/                                               Transaction(s)
                         Day/       Day/                                                  (Instr. 3
                         Year)      Year)                                                 and 4)
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                                              Code     V   Amount  (A) or (D)  Price
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1475 (9-02)
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

FORM 4 (continued)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver- 3. Trans-  3A.    4. Trans- 5. Number of   6. Date      7. Title   8. Price 9. Number 10. Owner- 11. Nature of
   of        sion or    action  Deemed    action    Derivative     Exer-        and        of       of         ship       Indirect
   Deriv-    Exercise   Date    Execu-    Code      Securities     cisable      Amount     Deriv-   deriv-     Form of    Beneficial
   ative     Price of           tion      (Instr.   Acquired (A)   and Expi-    of         ative    ative      Deriv-     Ownership
   Secu-     Deriv-     (Month/ Date,     8)        or Disposed    ration       Under-     Secu-    Secu-      ative      (Instr. 4)
   rity      ative      Day/    if any              of (D)         Date         lying      rity     rities     Secu-
   (Instr.   Security   Year)                       (Instr. 3,     (Month/      Securi-    (Instr.  Benefi-    rity:
   3)                           (Month/             4, and 5)      Day/         ties       5)       cially     Direct
                                Day/                               Year)        (Instr.             Owned      (D) or
                                Year)                                           3 and 4)            Follow-    Indirect
                                                                                                    ing        (I)
                                                                                                    Reported   (Instr.
                                                                                                    Trans-     4)
                                                                                                    action(s)
                                                                                                    (Instr.
                                                                                                    4)
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                                       Code   V    (A)   (D)    Date    Expir-  Title Amount
                                                                Exerci- ation         or
                                                                sable   Date          Number
                                                                                      of
                                                                                      Shares
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Warrant      $6.00      12/03/02              J    60,000     11/26/03 11/25/07 Common 60,000  *    202,151.64   (D)
                                                                                Stock
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Explanation of Responses:

*    This Form corrects the excersizable date as reported on the original Form 4. The Warrants are excersizable on 11/26/03. As described in the Company's S-1, on December 3, 2002 the Company issued warrants in connection with the reporting person's committment to provide $1 million of financing pursuant to a Senior Second Note and Warrant Purchase Agreement.


                                                               /s/ Eric Gleacher                                   12/04/02
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date


**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1475 (9-02)
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